Mail Stop 3561

November 23, 2007

Via Facimilie and U.S. Mail

Zhen Chen
President
Avatar Ventures Corp.
Postal Code 130021, Box 2225
Ming De Road Post Office
Chao Yang District, Chang Chun
Ji Lin, China

Re: Avatar Ventures Corp.
Registration Statement on Form SB-2
Filed October 31, 2007
File No. 333-147031

Dear Mr. Chen,

We have limited our review of your filing to the following matters. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page and Plan of Distribution, page 8

1. Please revise the disclosure to indicate that the sales price to the public will be fixed at $0.01 per share throughout the offering. Refer to Rule 415(a)(4) of Regulation C, which specifies that equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the

requirements set forth in the rule.   This offering does not appear to satisfy the requirements.

Principal and Selling Shareholders, page 19

2. Please clarify here that you do not have any selling shareholders or advise.

Legality Opinion

3. Please clarify that the 4,500,000 shares currently issued "are" fully paid and non-assessable.

4. Please delete the statement that this opinion is "not to be made available or relied upon by other persons or entities, except the Company and its shareholders, without our prior, express written consent." The opinion is a publicly filed document and you cannot restrict quotation or reference to it.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3412 with any questions.

Regards,

Amanda McManus
Branch Chief